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Note H - Important Fund Information
Appointment of New Independent Auditors--
The Audit Committee and the Board of Directors decided not to retain
PricewaterhouseCoopers LLP for the 2003 fiscal year and, instead, approved the appointment of Ernst & Young LLP as the Fund's independent auditors on February
25, 2003. The reports of PricewaterhouseCoopers LLP on the Fund's financial statements for fiscal years 2001 and 2002 contained no adverse opinions or disclaimers of opinion, nor were they qualified or modified in any way as to uncertainty, audit scope, or accounting principles. In addition, during fiscal years 2001 and 2002 and through February 25, 2003, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.